                U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM 10-SB

                   Registration Statement on Form 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

                           ALPHATRADE.COM
                           ------------------------
       (Name of Small Business Issuer as specified in its charter)

         NEVADA                                        Applied For
- -------------------------------                ------------------------
(State or other jurisdiction of                (I.R.S. incorporation or
organization)                                   Employer I.D. No.)

                Suite 400, 1111 West Georgia Street
            Vancouver, British Columbia, Canada V6E 4M3
               ---------------------------------------
               (Address of Principal Executive Office)

 Issuer's Telephone Number, including Area Code:  (604) 681-7503
                          Facsimile Number:  (604) 681-7710
 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

               $0.001 Par Value Common Voting Stock
               ------------------------------------
                          Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  None.

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization and Charter Amendments
     -----------------------------------

          Alphatrade.com (the "Company" or "Alphatrade") was organized under the laws of the State of Nevada on June 6, 1995, under the name "Sierra Gold Development Corp." It had an initial authorized capital of 25,000 shares, designated as common stock, no par value. The Company was formed to seek new business opportunities believed to hold potential profit; there were no acquisitions, reorganizations or mergers completed until early 1999.

         This Registration Statement is being filed on a voluntary basis to maintain the Company's quotations on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). See the heading "Effects of Existing or Probable Governmental Regulations," Item I.

          The following amendments to the Articles of Incorporation of the Company have been made since its organization:

               * Increased the authorized capital to 25,000,000 shares of common stock, par value $0.001, and effected an 80 for one forward split of the outstanding common stock (10/21/98).

          *    Changed the name of the Company to "Honor One Corporation"
               (10/29/98).

          * Effected a three for one forward split of the outstanding common stock (12/18/98).

               * Increased the authorized capital to 100,000,000 shares of common stock, par value $0.001; 10,000,000 shares of preferred stock, par value $0.001; created a series of 2,000,000 shares of Class A Preferred Stock (see the caption
                    " Description of Securities," Item 11, for a description of the rights, privileges and preferences of the Class A Preferred Stock); and changed its name from "Honor One Corporation" to "Alphatrade.com" (1/5/99).

          All computations in this Registration Statement take into account these adjustments.

          Copies of the initial Articles of Incorporation and these amendments are attached hereto and are incorporated herein by reference. See Item 15.

     General
     -------

          The only business operations conducted by the Company from its inception to the date of its acquisition of certain software assets outlined under the heading "Acquisitions," below, was the unsuccessful search for a potential merger, joint venture or acquisition candidate. The recent software acquisition will allow the Company to private label a financial portal on the Internet. This financial portal service will provide turnkey, cost-effective, Internet based financial information systems and on-line trading solutions to financial services companies and brokerage firms through a series of private labeled products.

         AlphaTrade's unique technologies are both replacement products and augmentation products and have been created to make a more responsive environment for the user.

         AlphaTrade is preparing a multi-faceted corporate strategy designed to capture market share quickly and efficiently. AlphaTrade's technology provides the high quality, performance and control the market is demanding. The system frees the user from the constraints of linear processing, enabling companies to be more creative and interface with the customers in a futuristic manner. Detailed information regarding the present and intended business operations of the Company can be found under the caption "Business," below.

     Limited Private Offering
     ------------------------

          On June 6, 1995, the Company issued 6,000,000 shares of "restricted securities" (common stock) to James Barry Somervail for $2,500; Mr. Somervail then served as the President and a director of the Company.

          Mr. Somervail sold a portion of these "restricted securities" from 1995 to June, 1996, to a number of persons believed to have been "sophisticated investors" as defined in Rule 506 of the Securities and Exchange Commission; and some of these persons also transferred and/or sold a portion of these "restricted securities" to others, who were also believed to be "sophisticated investors," resulting in there being approximately 30 stockholders, who were not deemed to be "affiliates" of the Company, in June, 1996.

     NASD OTC Bulletin Board Quotations
     ----------------------------------

          On December 1, 1998, the NASD confirmed unpriced quotations of the Company's common stock on the OTC Bulletin Board under the symbol "HNRO"; the OTC Bulletin symbol was changed to "EBNK," in January, 1999. For information concerning these and other stock quotations regarding the Company's common stock, which do not represent actual transactions or broker/dealer markups, mark downs or commissions, see the caption "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters," Item 9.

      Acquisitions
      ------------

          The Board of Directors approved and the Company executed an Asset Purchase Agreement with Unicorn Trade & Commerce (Europe) Ltd., a corporation organized under the laws of the country of Ireland ("Unicorn"), whereby the
Company:

          * Acquired 100% of the interest in certain software (the "Software"), including computer programs and data files known as "WebSprite" and the "Web Enabling Software" (for a description of the Software, see the heading "Principal Products and Services" of the caption "Business," Item 1).

            * Issued 4,000,000 shares of "restricted securities" (common stock) to Unicorn.

          A copy of the Asset Purchase Agreement is attached hereto and is incorporated herein by reference.

     Changes of Control During the Past Three Years
     ----------------------------------------------

          Pursuant to the Company's Bylaws and the applicable provisions of the Nevada Revised Statutes, on December 23, 1998, James Barry Somervail, the Company's President and a director, appointed Victor D. Cardenas and J. Michael Pinkney as directors, to serve until the next annual meeting of the stockholders or until their respective successors were appointed and qualified or their prior resignations or terminations. Mr. Somervail resigned immediately thereafter. Maggie Abbott, the Company's Secretary, also resigned on this date.

          Effective December 23, 1998, and pursuant to the Bylaws and the applicable provisions of the Nevada Revised Statutes, the newly constituted Board of Directors unanimously consented without a meeting to elect the following persons to serve as executive officers: Victor D. Cardenas, President; and J. Michael Pinkney, Secretary/Treasurer.

          See the caption "Security Ownership of Certain Beneficial Owners and Management, Item 4, for information respecting the beneficial ownership of securities of the Company by Messrs. Cardenas and Pinkney; and see the caption "Directors, Executive Officers, Promoters and Control Persons," Item 5, for other material information regarding these persons.

     Sales of "Unregistered" and "Restricted" Securities Over the Past Three
     Years
     -----

          For information concerning sales of "unregistered" and "restricted" securities during the past three years, see the caption " Recent Sales of Unregistered Securities," Item 10.

Business.
---------

         AlphaTrade has made a tremendous breakthrough in the development of a revolutionary "web" based technology. To showcase the power of this technology, AlphaTrade is creating the "Financial Portal for the new Millenium." The "beta" launch for this technology will be spring of 1999,
with the public launch slated for summer 1999.   This new portal will abandon
the "online newspaper" format so common in the leading financial web portals of today. Instead, AlphaTrade's technology leverages the intelligence and quickness of this browser based technology to bring the user a customized assortment of applications such as: tick by tick charting, real-time quotes, dynamic portfolio management, live TV broadcasts, streaming video with no delay, premium on-line trading platforms and comprehensive news all delivered via a nimble, thin client platform.

          The Company intends to utilize its Software to participate in the explosive on-line financial services market through a unique subscriber aggregation strategy. The strategy focuses on private labeling the Company's turnkey Internet products to established brokerage and other financial services firms which currently do not offer or offer inadequate on-line financial information and trading tools. This unique business model will allow the Company to take advantage of existing brand recognition and loyalties already established between these firms and their clients, while providing a vehicle to become one of the fastest growing financial portals on the web.

          Currently, there are 5,500 brokerage firms located in the United States; approximately 78 of these are presently offering on-line trading services. This number will have to increase in the future to keep up with the explosive demand created by investors wanting to trade on-line. The remaining firms are searching for direction and solutions. Most brokerage firms are recognizing that the development of on-line business is imperative to their long-term ability to remain a viable operation.

          The Company does not intend to restrict its business operations or its ability to generate online commerce via their financial portal; it will consider all opportunities presented.

     Risk Factors
     ------------

          In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained in total until the business is underway. However, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

          Limited Assets; No Immediate Source of Revenue. The Company has Software assets which are as of yet unproven; no revenues, and with none expected until the Company has completed a sale of the Software to a brokerage firm or a financial services firm; the Company can provide no assurance that its business prospects will produce any material revenues for the Company; or that its current and intended business operations will be profitable.

          Limited Funds Available for Operating Expenses.  The Company
currently has no operating capital.   All funding necessary to meet the
Company's anticipating operating expenses during the next 12 months will likely be advanced by management or principal stockholders as loans to the Company; or will be raised through debt or equity financing with non-affiliated parties. The Company's ability to raise debt or equity funding from non-affiliated sources will be severely limited by reason of its lack of positive historical operations, limited assets and the limited public market for its common stock. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Item 2, respecting the Company's current and intended operations; and the caption "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters," Item 9, respecting the limited market for the Company's common stock.

          No "Established Trading Market" for Common Stock. Although the Company's common stock is quoted on the OTC Bulletin Board of the NASD, there is currently no "established trading market" for its common stock; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. See the caption "Market for Common Equity and Related Stockholder Matters," Item 9. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop in the Company's common stock. See the caption "Recent Sales of Unregistered Securities," Item 10.

         Further, effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," and this Registration Statement will bring the Company into compliance with these listing provision of the OTC Bulletin Board and should prevent the NASD from delisting quotations of the Company's common stock. Under the "phase-in" schedule of the NASD, the Company has until July, 1999, within which to become a "reporting issuer" and to satisfy all comments of the Securities and Exchange Commission respecting this Registration Statement. See Item 9.

          Competition; Low Barriers to Entry. The market for Internet trading services is relatively new, intensely competitive, rapidly evolving and subject to rapid technological change. The Company expects competition to persist, intensify and increase in the future. The Company's potential competitors can be divided into several groups: computer hardware and service vendors such as IBM and Hewlett Packard; advertising and media agencies such as Ogilvy & Mather, Young & Rubicam and Foote, Cone & Belding; Internet integrators and web presence providers such as Agency.com and iXL Holdings; large information consulting service providers such as Anderson Consulting, Cambridge Technology Partners and Electronic Data Systems Corporation; telecommunications companies such as AT&T and MCI; Internet and online service providers such as America Online, Netcom Online and UUNet Technologies; and software vendors such as Microsoft, Netscape, Novell and Oracle. Almost all of the Company's current and potential competitors have longer operating histories, larger installed customer bases, longer relationships with clients and significantly greater financial, technical, marketing and public relation resources than the Company and could decide at any time to increase their resource commitments to the Company's target market. In addition, the market for on-line trading is relatively new and subject to continuing definition, and, as a result, may better position the Company's competitors to compete in this market as it matures. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service technology or marketing decisions or business or technology acquisitions that could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Competition of the type described above could materially adversely affect the Company's business, results of operations, financial condition and prospects.

          In addition, the Company's ability to generate clients will depend to a significant degree on the quality of its services and its reputation among its clients and potential clients, compared with the quality of its services provided by, and the reputations of, the Company's competitors. To the extent the Company loses clients to its competitors because of dissatisfaction with the Company's services or its reputation is adversely affected for any other reason, the Company's business, result of operations, financial condition and prospects could be materially adversely affected.

          There are relatively low barriers to entry into the Company's business. Because firms such as the Company rely on the skill of their personnel and the quality of their client service, they have no patented technology that would preclude or inhibit competitors from entering their markets. The Company is likely to face additional competition from new entrants into the market in the future. There can be no assurance that existing or future competitors will not develop or offer services that provide significant performance, price, creative or other advantages over those offered by the Company, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

          Management believes its proprietary Software and new browser based technology is sufficiently unique to enable it to effectively compete in its current and intended business operations.

          Developing Internet Economy, Market for e-Commerce Solutions; Unproven Acceptance of the Company's Software. A substantial portion of the Company's revenue is expected to be derived from services that depend upon the adoption of Internet solutions by companies to improve their business positioning and processes, and the continued development of the World Wide Web, the Internet and e-Commerce. The Internet may not prove to be a viable commercial marketplace because of inadequate development of necessary infrastructure, lack of development of complementary products, implementation of competing technology, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, government regulation or other reasons. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and volume of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continuous growth. Moreover, critical issues concerning the use of Internet and e-Commerce solutions (including security, reliability, cost ease of deployment and administration and quality of service) remain unresolved and may affect the growth of the use of such technologies to maintain, manage and operate a business, expand product marketing, improve corporate communications and increase business efficiencies. The adoption of Internet solutions for these purposes, particularly by those individuals and enterprises that have historically relied on traditional means, can be capital intensive and generally require the acceptance of a new way of conducting business and exchanging information. If critical issues concerning the ability of Internet solutions to improve business positioning and processes are not resolved or, if the infrastructure is not developed, the Company's business, financial condition, results of operations and prospects will be materially adversely affected.

          Rapid Technology Change. The market for Internet solutions and marketing services is characterized by rapid technological change, changes in user and client requirements and preferences, frequent new product and service introductions embodying new processes and technologies and evolving industry standards and practices that could render the Company's intended service practices and methodologies obsolete. The Company's success will depend, in part, on its ability to improve its existing services, develop new services and solutions that address the increasingly sophisticated and varied needs of any current and prospective clients, and respond to technological advances, emerging industry standards and practices and competitive service offerings. Failure to do so could result in the loss of customers or the inability to attract and retain customers, either of which developments could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. There can be no assurance that the Company will be successful in responding quickly, cost-effectively and sufficiently to these developments. If the Company is unable, for technical, financial or other reasons, to adapt in a timely manner in response to change in market conditions or client requirements, its business, financial condition, result of operations and prospects would be materially adversely affected.

          Potential Liability to Clients. Many of the Company's intended operations involve the development, implementation and maintenance of applications that are critical to the operations of their clients' businesses. Its failure or inability to meet a client's expectations in the performance of its services could injure the Company's business reputation or result in a claim for substantial damages, regardless of its responsibility for such
failure.   In addition, the Company possesses technologies and content that may include confidential or proprietary client information. Although the Company will implement policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim for substantial damages. The Company will attempt to limit contractually its damages arising from negligent acts, errors, mistakes or omissions in rendering professional services; however, there can be no assurance that any contractual protections will be enforceable in all instances or would otherwise protect the Company from liability for damages. The successful assertion of one or more large claims against the Company that are uninsured, exceed available insurance coverage, if any, or result in changes to any insurance policies the Company may obtain, including premium increases or the imposition of a large deductible or co-insurance requirements, could adversely affect the Company's business, results of operations and financial condition.

          Future Capital Needs; Uncertainty of Additional Financing. The Company currently does not have the available cash resources and credit facilities sufficient to meet its presently anticipated working capital and capital expenditure requirements for this year. Therefore, the Company will need to raise substantial funds in order to conduct its intended operations or to take advantage of unanticipated opportunities. The Company's future liquidity and capital requirements will depend upon numerous factors, including the success of its new service offerings and competing technological and market developments. The Company will be required to raise additional funds through public or private financing, strategic relationships or other arrangements, particularly as its acquisition strategy matures. There can be no assurance that such additional funding, if needed, will be available on terms acceptable to the Company, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants, which may limit the Company's operating flexibility with respect to certain business matters. Strategic arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its intellectual property or selected business opportunities. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution in net book value per share and such equity securities may have rights, preferences or privileges senior to those of the holder of the Company's common stock. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

          Government Regulation and Legal Uncertainties. The Company is not currently subject to direct governmental regulation, other than the securities laws and the regulations thereunder applicable to all publicly owned companies, and laws and regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is likely that a number of laws and regulations may be adopted at the local, state, national and international levels with respect to the Internet covering issues such as user privacy, freedom of expression, pricing of products and services, taxation, advertising, intellectual property rights, information security or the convergence of traditional communication services with Internet communications. For example, the Telecommunications Act of 1996 (the "Telecommunications Act") imposes criminal penalties on anyone who distributes obscene or indecent communications over the Internet. Although the anti-indecency provisions of the Telecommunications Act have been declared unconstitutional by the federal courts, the increased attention focused upon these liability issues as a result of the Telecommunications Act could adversely affect the growth of the Internet and therefore demand for the Company's services. In addition, because of the growth in the electronic commerce market, Congress has held hearings on whether to regulate providers of services and transactions in the electronic commerce market, which regulations could negatively affect client demand for Internet solutions that facilitate electronic commerce. Moreover, the adoption of any such laws or regulations may decrease growth of the Internet, which could in turn decrease the demand for the Company's services or increase the cost of doing business or in some other manner have a material adverse effect on the Company's business, financial conditions, results of operations or prospects. Further, the applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and personal property is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace which could reduce demand for the Company's services or increase the cost of doing business as a result of litigation expenses or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

     Year 2000
     ---------

          The hardware intended to be utilized by the Company in connection with its intended business operations is believed by management to be Y2K compliant. The Company's equipment is new, and the architecture and design of its Software was taken into account in all equipment purchases. Purchases have and will be limited to equipment from well known computer companies like IBM, Cisco and other reputable hardware manufacturers.

         The Company can give no assurance that third parties with whom it intends to do business (e.g., brokerage firms, banks, financial institutions, business and utilities) will ensure Year 2000 compliance in a timely manner or that, if they do not, their computer systems will not have an adverse effect on the Company. However, the Company does not believe that Year 2000 compliance issues of such third parties will result in a material adverse effect on its financial condition or results of operations.

     Principal Products and Services
     --------------------------------

         AlphaTrade has made a tremendous breakthrough in the development of a revolutionary "web" based technology. To showcase the power of this technology, AlphaTrade is creating the "Financial Portal for the new Millenium." The "beta" launch for this technology will be spring of 1999,
with the public launch slated for summer 1999.   This new portal will abandon
the "online newspaper" format so common in the leading financial web portals of today. Instead, AlphaTrade's technology leverages the intelligence and quickness of this browser based technology to bring the user a customized assortment of applications such as: tick by tick charting, real-time quotes, dynamic portfolio management, live TV broadcasts, streaming video with no delay, premium on-line trading platforms and comprehensive news all delivered via a nimble, thin client platform.

         The Company's financial web portal will be private labeled to brokerage firms and other financial institutions which have not yet created an on-line presence or ones that want to enhance their on-line presence. Many web sites offer portfolio management capabilities, but few offer everything needed for a person to be an intelligent stock trader and personal money manager. A prime aspect of the AlphaTrade financial portal is that it will provide choice and accessibility like no other portal or trading platform.
Our portfolio analysis will provide data views like Morningstar and Quicken and streaming news to ensure that any analysis is complete and comprehensive.

         AlphaTrade's unique technologies are both replacement products and augmentation products and have been created to make a more responsive environment for the user. These lightweight components are very compact and streamlined; management believes the Company's technologies will quickly replace and make the "World Wide Web" obsolete.

         AlphaTrade is preparing a multi-faceted corporate strategy designed to capture market share quickly and efficiently. its technology provides the high quality, performance and control the market is demanding. The system frees the user from the constraints of linear processing, enabling companies to be more creative and interface with the customers in a futuristic manner.

          On-line Brokerage Services
          ---------------------------

          Developing a premier online investment portal, which will provide institutional and retail investors with the following capabilities, is the Company's goal:

          * Access to comprehensive financial information on all markets and 160 stock exchanges.

          * The ability to track investments through a user-driven portfolio management system.

          * The capability to access a complete array of interactive applications directly to the user's desktop.

          * To directly execute trades with an online private labeled broker of choice.

          * A "one-stop" philosophy that provides the user direct access to the most common information requested on the web, i.e., finance, news, sports, weather and on-line trading.

          * A unique graphical user interface which uses the latest in web technologies; Dynamic HTML, Java Script, Live Video Broadcasts, Java and XML.

          *    Unique, lightweight access to ECN's (Electronic
               Communication Network). ECN's are computerized trading networks that display and try to match buy orders with sell orders in NASDAQ quoted securities.

          * Real time streaming stock quotations direct to the browser or desktop.

          Financial Content
          -----------------

          The Company's financial content will include investment performance data, financial and business news and company-specific information.

          Investment performance data is raw financial data respecting a company's stock, its industry and the economy as a whole. The Company's financial data includes specific information in price quotes, performance charts, specific fundamental data regarding companies and market indices.

          Financial and business news consists of real-time and delayed broadcasts of general and business/financial news as well company-specific press releases. The Company will assemble the current news and press releases from data feeds providers.

          Company specific content is corporate information that complements the investment performance data for a particular entity's securities offering. This data includes a briefing about products and services, corporate management, historic performance, financial statements and disclosure documents.

     Recent Public Announcements
     ---------------------------

          See the Company's News Release dated February 16, 1999, Item 15.

     Distribution Methods of the Products or Services
     ------------------------------------------------

          The Company will utilize the Internet and/or the worldwide web as its primary information distribution method. The Company will deliver financial information and content in both the browser and non-browser environments. The Company has developed unique lightweight (thin-client) applications and Java based components, which deliver financial data over low bandwidth connections.

     Competitive Business Conditions
     -------------------------------

          The list of Company's direct and indirect online competitors is diverse, exhaustive and difficult to calculate. Competitors range from the North American stock exchanges, to well-established news providers, to discount brokerage firms, and to mutual fund companies and content aggregators. Since the Company expects to be a one-stop-shop for online investing services, each of these types of competitors will compete with the Company's products and services in one respect or another. The following is a brief list of a few of the major potential competitors of the Company:
Microsoft Investor; DBC Online; The Motley Fool; Morningstar.net; and Yahoo!; The Street.com; and PC Quote. Also see the heading "Risk Factors," under the caption "Business" of this Item, specifically, the risk factor entitled "Competition; Low Barriers to Entry."

          Competitive Advantages & Differentiation
          ----------------------------------------

          The Company's private labeling strategy differentiates the Company from its rivals and establishes many competitive advantages.

          A recent study by "Forrester Research" concluded that the average cost to build and maintain a basic financial transaction site is US$5,000,000 for the first year. If a brokerage firm wished to launch a more serious effort that would add personalization, stock trading and asset allocation to its basic services, the development and maintenance costs of the site would average US$17,500,000 per year.

          Companies that have added comprehensive information, data and news applications crested the U$25,000,000 range. Maintenance costs averaged 25% of the total annual cost of the site.

          The online discount brokerage industry is currently plagued by a lack of comprehensive premium investment information for the investor, obliging the investors to look elsewhere for content prior to conducting a securities transaction.

          The Company believes that its financial web portal, as well as new applications and content, can be customized as a branded information gateway for advanced trading, e-commerce and analytic applications online. Marketed to small and medium sized financial services companies, the Company's P.P. program is an attractive solution that allows companies to maintain their investor customers by providing on-line trading and research capabilities.

          The ultimate value of Company's portal to these small and medium sized firms is the ability to offer them a real-time trading channel to their retail customers.

          The impact of P.P. services on this business model is extensive as it allows the Company to directly participate in the trading revenue stream. The Company's is developing the trading platform.

     Patents, Trademarks, Licenses, Franchisees, Concessions, Royalty Payments or Labor Contracts
     ------------------

         None.

     Need for Government Approval of Principal Products or Services
     --------------------------------------------------------------

          None, currently; however, see the following caption.

     Effect of Existing or Probable Governmental Regulations on Business
     -------------------------------------------------------------------

          See the heading "Risk Factors," under the caption "Business" of this Item, specifically, the risk factors entitled "Governmental Regulation; Legal Uncertainties."; and "No 'Established Trading Market' for Common Stock."

     Research and Development
     ------------------------

          The Company has purchased technologies and software components from other organizations, which involved extensive development time and investment. The WebSprite technology was developed over 2 years by Dvorak Developments of Denver Colorado. The browser based technologies have been under development for 12 months by Rafael Denoyo and his firm, Web Data, of Las Vegas, Nevada.

          Management estimates $1,500,000 will be expended on research and development during fiscal 1999, subject to the availability of funding from debt or equity financing.

     Number of Employees
     -------------------

          15.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operations.
-------------------

         The Company will need to raise additional capital in the next twelve month period to satisfy its cash requirements. This will take the form of an equity issue or a stockholders' loans from directors. The Company recently completed a private placement for $1,000,000 in "restricted securities" and issued 1,000,000 shares of "restricted securities" under Rule 144 of the
Securities and Exchange Commission.   These funds are to be advanced over a
period of four months to coincide with the Company's product development schedule. Thereafter, the Company will need to raise an additional $4,000,000 for new product development, market penetration and general and administrative costs of operations.

         AlphaTrade has made a tremendous breakthrough in the development of a revolutionary "web" based technology. To showcase the power of this technology, AlphaTrade is creating the "Financial Portal for the new Millenium." The "beta" launch for this technology will be spring of 1999,
with the public launch slated for summer 1999.   This new portal will abandon
the "online newspaper" format so common in the leading financial web portals of today. Instead, AlphaTrade's technology leverages the intelligence and quickness of this browser based technology to bring the user a customized assortment of applications such as: tick by tick charting, real-time quotes, dynamic portfolio management, live TV broadcasts, streaming video with no delay, premium on-line trading platforms and comprehensive news all delivered via a nimble, thin client platform.

         The Company's financial web portal will be private labeled to brokerage firms and other financial institutions which have not yet created an on-line presence or ones that want to enhance their on-line presence. Many web sites offer portfolio management capabilities, but few offer everything a person would require to be an intelligent stock trader and personal money manager. One of the prime aspects of the AlphaTrade financial portal is that it provides choice and accessibility like no other portal or trading platform. Our portfolio analysis will provide data views like Morningstar and Quicken and streaming news to ensure that any analysis is complete and comprehensive.

         It is anticipated that the Company will spend approximately $1,500,000 on new equipment and add 50-60 new employees over the next 12 month period.

          The foregoing contains "forward-looking" statements and information, all of which is modified by reference to the caption "Risk Factors," Item 1.

Results of Operations.
---------------------

          There were no operations during the periods covered by the financial statements of the Company which accompany this Registration Statement. See
Item 13.

Liquidity.
----------

        For the period ended January 15, 1999, the Company had no cash with $3,000 in prepaid expenses for total current assets of $3,000 with $29,072 in current liabilities. The Company had no revenues with total expenses of $105,510 for a net loss for the period of ($105,510). $17,271 was provided as a loan by a stockholder.

Item 3.  Description of Property.
---------------------------------

        The Company's principal executive offices are located at Suite #400, 1111 W. Georgia Street, Vancouver, B.C., Canada V6E 4M3, and consist of 4,800 square feet at a cost of US $3,300 per month on a month to month basis.

        The Company also has an office at Suite #10, 3855 S. Valley View, Las Vegas, Nevada 89103, which consists of 1,000 square feet. There is no lease cost on this space for the first 12 months as it is being provided free of charge by Rafael DeNoyo, a Director of the Company.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof:

                      Number of Shares           Percentage
Name and Address     Beneficially Owned           of Class(1)
----------------     ------------------           --------

Emerald Marketing Ltd.     500,000                2.36%

Jupiter Consultants(2)     285,000                1.34%
Inc.

Micro American, Inc.(2)    280,000                1.32%

Montblanc Enterprises      500,000                2.36%
Ltd.

Gordon J. Muir(2)          290,000                1.37%

Penny Perfect(2)           295,000                1.39%

Sandy Coastline(2)      10,280,000               48.49%
Investments Ltd.

Unicorn Trade and
Commerce                 4,000,000               18.87%

Yangtze Management(3)      280,000                1.32%
Ltd.

     (1) Assumes the conversion of the outstanding 2,000,000 shares of Series A Preferred Stock to 10,000,000 shares of common stock, resulting in 21,200,000 shares being outstanding, but excludes shares underlying the warrants owned by Emerald Marketing Ltd. and Montblanc Enterprises Ltd. See Items 10 and 11; and Exhibits 3.6,
          4.1 and 4.2, Item 15.

     (2) Penny Perfect and Gordon J. Muir, husband and wife, singly or jointly own or control each of these corporations; their collective percentage of beneficial ownership includes the shares owned by each of these corporations, and assumes the conversion of the outstanding Series A Preferred Stock owned by Sandy Coastline
          Investments Ltd.; and their collective beneficial ownership amounts to 53.9% of the outstanding voting securities of the Company.

     (3)  J. Michael Pinkney owns or controls this corporation.



Security Ownership of Management.
---------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:


                      Number of Shares       Percentage of
Name and Address         Beneficially Owned        of Class(1)
----------------         ------------------      -------------

Victor D. Cardenas (2)         50,000                  .002%

J. Michael Pinkney (2)(3)     330,000                 1.56%

Rafael DeNoyo (2)(4)        4,000,000                18.87%


     (1) Assumes the conversion of the outstanding 2,000,000 shares of Series A Preferred Stock to 10,000,000 shares of common stock, resulting in 21,200,000 shares being outstanding, but excludes shares underlying the warrants owned by Emerald Marketing Ltd. and Montblanc Enterprises Ltd.. See Items 10 and 11; and Exhibits 3.6, 4.2 and 4.2, Item 15.

      (2) See the caption "Directors, Executive Officers, Promoters and Control Persons," Item 5, for information concerning the offices or other capacities in which these persons serve with the Company.

     (3)  Mr. Pinkney beneficially owns Yangtze Management Ltd.

     (4)  Mr. DeNoyo beneficially owns the shares of Unicorn.

Changes in Control.
-------------------

          There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in June of each year) or until their successors are elected or appointed and qualified, or their prior resignations or terminations.


                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
Victor D. Cardenas  Director and    12/98             *
                    President

J. Michael Pinkney  Director and    12/98             *
                    Secretary/
                    Treasurer

Rafael DeNoyo       Director         2/99             *


          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

          Victor D. Cardenas, Age 48, President and a Director. For over 30 years Mr. Cardenas has been a senior level manager with IBM and as such has been involved in marketing, sales and computer software systems development for large clients. He is currently the Utilities Industry Executive. Mr. Cardenas holds a Bachelors Degree in Electrical Engineering from IPN in Mexico City, Mexico; and has attended a one year accelerated business management program in New York; he has also taken business educations courses at Harvard University and Cambridge University, UK. He has been presented with nine annual sales recognition awards; one "top" performer sales award (Golden Circle); and four excellence in management awards.

          J. Michael Pinkney, Age 56, Secretary/Treasurer and a Director. Mr. Pinkney earned a Bachelor's Degree in commerce from the University of Alberta, Canada. He was employed with the Alberta government for over 20 years as a Senior Administrator, and since 1996, has been working as an independent contractor specializing with large corporate clients.

         Rafael DeNoyo, Age 37, Director and Chief Technical Officer. Mr. DeNoyo is a quantitative specialist in a variety of financial market applications and has over fourteen years of experience in developing quantitative models for the financial market. He has successfully guided the production of automated trading platforms for the futures, stocks and foreign exchange markets. Mr. DeNoyo has extensive experience in developing data feed parsers, data collection engines and other software related to data feed manipulation and Internet communications. He has worked closely with different modules related to an advanced net technology that provides the ability to access applications through the web browser.

Significant Employees.
----------------------

          The Company currently has four significant employees who are not executive officers; however, as its business develops, it may be required to engage the services of various technical and executive personnel.

         Sam Halim, Age 57, Project Management. Mr. Halim has degrees in Physics, Chemistry and studies on advanced Management Science. Mr. Halim has developed a recognized expertise in evaluation trading systems and trading advisors. Mr. Halim is an expert in stocks and commodity trading and has managed his own multi-advisor commodity pool. His dual expertise in both technical trading and large-scale project management lends well to managing and coordinating the Alphatrade.com undertaking.

          John O'Donahue, Age 52, Manager of Artificial Intelligence. Mr. O'Donahue has over fifteen years experience in the application of Artificial Intelligence to stock and commodity trading. He has developed proprietary Genetic Algorithm software used in the automation of model building and optimization. He has also done extensive work in the areas of Expert Systems and Fuzzy Logic. He has successfully led projects to build trading platforms used by a variety of major financial companies.

          James A. Steiner, Age 36, Systems Manager. Fluent in German, Spanish, French and English, he began his computer industry career in 1989, joining the staff of American and European Investments in Bethesda, Maryland, as a Programmer and Research Analyst. Formerly also with Labyrinth Research, Richmond Research & Trading, and Fox River Financial Resources, Chemware, and Dynamix, his career has so far culminated in his appointment as Project Lead on MCI's now legendary "Views" component, now deployed at 150 MCI/Worldcom Service Centers at every trouble ticket terminal. While working on contract for Dynamix on a remote Pacific Island, he experienced an epiphany which has caused him to devote his life to Java and reusable, scalable, object oriented database technology. Since that time, he has achieved the highest level of Java certification and built an international reputation in the field. He is an expert in nearly every major relational database, and is in the vanguard in the OODBMS movement. A COBRA expert, he is known as the "Godfather of Enterprise Java Beans" to the component cognoscenti.

         Steve Budrys, Age 41, Platform Manager. Formerly CTO for one of the world's foremost Internet casinos, he has been involved in the computer industry as a programmer, analyst and programming manager since 1984. He has worked for Alpha-Beta, Odesta Corp., Vertical Solutions, Killer Sports, Dynamix and GMT. Most recently, he spearheaded Net Bet's foray into Internet wagering. His experience includes work on a variety of operating systems and hardware/software platforms. Mr. Budrys is an internationally recognized authority on dynamical, nonlinear systems design, mathematical modeling and numerical optimization methods. For the past six years, he has devoted his talents to time-series forecasting and modeling using the most advanced forms of computational intelligence. Mr. Budrys is an experienced programmer in a wide variety of computer languages, programming environments, hardware platforms, and operating systems. He has done duty as a systems/database administrator of UNIX, PC/Novell and Macintosh LANS, and is familiar with their operating systems and hardware. Mr. Budrys, the [self-anointed] Cook Islands Chess Champion, is an expert in the art of "cold reading," having scored some truly amazing hits. A published author, his books "Killer Football" and "Killer Basketball" are now considered collectors items. A former professional poker and blackjack player, Mr. Budrys is also the creator of the popular shareware video poker tutor, "Deuces Wild."

Family Relationships.
---------------------

          There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                         SUMMARY COMPENSATION TABLE

                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------

Victor
Cardenas,  12/30/98    0     0     0      0       0     0   0
President,  1/15/99    0     0     0     (1)      0     0   0
Director

J. Michael
Pinkney,   12/31/98    0     0     0      0       0     0   0
Sec'y/Treas.1/15/99    0     0     0     (1)      0     0   0
Director

Rafael
DeNoyo,(2) 12/31/98    0     0     0      0       0     0   0
Director    1/15/99    0     0     0      0       0     0   0


         (1) On January 8, 1999, 50,000 "unregistered" and "restricted" shares of the Company's common stock were issued to Victor
               D. Cardenas and J. Michael Pinkney for services rendered. See the caption "Recent Sales of Unregistered Securities,"
               Item 10.

        (2) Mr. DeNoyo's term of office did not commence until February, 1999.

          No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the years ended December 31, 1998 or 1997, or the period ended January 15, 1999, except as set forth in the Summary Compensation Table. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

         The Company has adopted a 1999 Stock Incentive Plan (the "Stock Incentive Plan")pursuant to which the Board of Directors may grant "restricted securities" awards to selected participants, based upon performance standards and set vesting guidelines based upon performance. The grants may be designated as "Stock Options" or "Non-Qualified Stock Options." The prices for the stock options shall in no case be less than 100% of the fair market value of the underlying shares on the date of grant, unless determined otherwise by the Committee established under the Stock Incentive Plan. There are certain restrictions on transfer during the life time of any participant; and on termination, stock options may be exercised for a period of 90 days thereafter; in the event of retirement, stock options may continue to be exercised without time limitations, but to the extent that such stock options are exercised after 90 days, they shall be treated as "Non-Qualified Stock Options. No stock options have been granted, but 1,200,000 shares at an exercise price of $1.00 have been reserved for issuance; a maximum of 20% of the outstanding common stock of the Company can be reserved for this purpose. A Copy of the Stock Incentive Plan is attached hereto and is incorporated herein by reference. See Item 15.

Compensation of Directors.
--------------------------

          Except for a $7,500 per month salary received by Mr. DeNoyo which commenced January 15, 1999, there are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

          The only transactions between members of management, nominees to become a director or executive officer, 5% stockholders, or promoters or persons who may be deemed to be parents of the Company are:

          * Issuance 4,000,000 shares of "restricted securities" (common stock) to Unicorn (see the heading "Acquisitions" of the caption "Business Development," Item 1, and the caption "Recent Sales of Unregistered Securities," Item 10, and
               Exhibit 10.1, Item 15.

          * Issued 50,000 shares of "restricted securities" to two of the Company's current directors and executive officers, Victor D. Cardenas and J. Michael Pinkney (see the footnote to the Summary Compensation Table, Item 6, and the caption "Recent Sales of Unregistered Securities," Item 10.

          * Issued 2,000,000 shares of Series A Preferred stock to Sandy Coastline Investments Ltd., which is owned and controlled by Penny Perfect and Gordon J. Muir, persons who may be deemed to be "affiliates" of the Company. See Items 4, 10 and 11.

Item 8.  Legal Proceedings.
---------------------------

          The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or persons who may be deemed to be an "affiliate" of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 9. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

          There has never been any "established trading market" for shares of common stock of the Company. Quotation of its common stock on the OTC Bulletin Board of the NASD only commenced December 2, 1998, as "unpriced"; no assurance can be given that any current market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management, Unicorn or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. Information about the date when current holders' holding period of "restricted securities" commenced can be found under the caption "Recent Sales of Unregistered Securities," Item 10. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144.

          The following quotations were provided by the National Quotation Bureau, LLC, and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.

                             STOCK QUOTATIONS*

                                               CLOSING BID

Quarter ended:                          High                Low
--------------                          ----                ---

December 31, 1998                     Unpriced              Unpriced

January 4, 1999                        $25                  $0.60
thru
March 19, 1998


Holders.
--------

         The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 175.

Dividends.
----------

         The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any sales of its products, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 10.  Recent Sales of Unregistered Securities.
-------------------------------------------------

     Common Stock
     ------------
                       Date              Number of           Aggregate
     Name            Acquired             Shares           Consideration
     ----            --------            ---------         -------------
J. Michael Pinkney   1/8/99               50,000            Services(1)

Victor D. Cardenas   1/8/99               50,000            Services(1)

Unicorn              1/8/99            4,000,000            Acquisition(2)

Emerald Marketing
Ltd.                 1/8/99              500,000            Subscription(3)

International Resort
Properties Corp.     2/4/99              100,000            Services(4)

Montblanc Enterprises
Ltd.                 2/18/99             500,000            Subscription(3)

     Preferred Stock
     ---------------
Sandy Coastline Investments
Ltd.(5)              1/8/99            2,000,000            $0.001 (par value)


          (1)  See the footnote to the Summary Compensation Table, Item 6.

          (2) See the heading "Acquisitions" of the caption "Business Development," Item 1, and Exhibit 10.1, Item 15.

          (3) Subscriptions providing for promissory notes in the amount of $500,000 each, due one year from subscription date, together with a warrant for each to purchase an additional 500,000 shares of "restricted securities" (common stock) at an exercise price of $1.00 per share, on or before one year from the date of the subscriptions, and $1.25 per share, if exercised after one year but prior to two years from the date of the subscriptions, with the common stock and the warrants to be void unless the promissory notes are paid when due.

          (4) Issued for services valued at $50,000 under Rule 701 of the Securities and Exchange Commission in connection with the Company's restructuring, the acquisition outlined in Item 1 and its 10-SB Registration Statement. See Item 15.

          (5)  Issued at par value to an "affiliate" of the Company; see Item
4.

         Each of these persons had access to all material information regarding the Company prior to the offer or sale of these securities; Unicorn is beneficially owned by a current director, Rafael DeNoyo; Sandy Coastline Investments Ltd. is owned by "affiliates"; the other corporations are believed to be "accredited investors"; and the other shares were issued to directors or executive officers. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof, and from similar applicable states' securities laws, rules and regulations exempting the offer and sale of these securities by available state exemptions from required registration.

Item 11.  Description of Securities.
-----------------------------------

     Common Stock
     ------------

          The Company has a class of securities authorized, consisting of 100,000,000 shares of $0.001 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

     Preferred Stock
     ---------------

         The Company has authorized 10,000,000 preferred shares, $0.001 par value per share, to be issued in series with attributes to be determined by the Board of Directors. A series of 2,000,000 shares of Class A Preferred Stock has been authorized by the Board of Directors. The Class A Preferred Stock, all of which are currently outstanding, has the following rights, privileges and preferences:

          * Each share is convertible into five shares of common stock at a conversion price of $0.05 per share.

          * Each share is accorded five votes on any matter submitted to the stockholders of the Company.

          * These shares are assignable, subject to compliance with any applicable securities laws, rules and regulations.

          * Ownership of these shares vests on issuance, and they are not subject to cancellation.

          See Exhibit 3.6, Item 15; and see the caption "Recent Sales of Unregistered Securities," Item 10.

          No Outstanding Options, Warrants or Calls
          -----------------------------------------

          With the exception of the shares of common stock into which the Series A Preferred Stock are convertible, currently, there are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

          No Provisions Limiting Change of Control
          ----------------------------------------

          There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

Item 12.  Indemnification of Directors and Officers.
---------------------------------------------------

          Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

          Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

          To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

          Section 78.751 (4) of the NRS limits indemnification under Sections 78.751 (1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

          Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

          Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

Item 13.  Financial Statements and Supplementary Data.

                            HONOR ONE CORPORATION
                   (FORMERLY SIERRA GOLD DEVELOPMENT CORP.)
                        (A DEVELOPMENT STAGE COMPANY)

                           FINANCIAL, STATEMENTS
                              December 31, 1998
                              December 31, 1997
                              December 31, 1996

                          BARRY L. FRIEDMAN, PC.
                        Certified Public Accountant

1582 TULITA DRIVE                              OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                        FAX NO. (702) 896-0278

                       INDEPENDENT AUDITORS' REPORT

Board Of Directors                           January 4, 1999
Honor One Corporation
Vancouver, BC, Canada

     I have audited the accompanying Balance Sheets of Honor One Corporation, (Formerly Sierra Gold Development Corp.), (A Development Stage Company), as of December 31, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders, equity and cash flows for the three years ended December 31, 1998, December 31, 1997, and December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Honor One Corporation, (Formerly Sierra Gold Development Corp.), (A Development Stage Company), as of December 31, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the three years ended December 31, 1998, December 31, 1997, and December 31, 1996, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/Barry L. Friedman
Certified Public Accountant

                           HONOR ONE CORPORATION
                 (FORMERLY SIERRA GOLD DEVELOPMENT CORP.)
                       (A Development Stage Company)

                               BALANCE SHEET

                                  ASSETS
                                    December December December
                                     31,1998 31, 1997 31, 1996
CURRENT ASSETS:                      $    0 $       0 $      0
    TOTAL CURRENT ASSETS             $    0 $       0 $      0
OTHER ASSETS:                        $    0 $       0 $      0
    TOTAL OTHER ASSETS               $    0 $       0 $      0
    TOTAL ASSETS                     $    0 $       0 $      0

                   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts Payable                 $  350 $       0 $      0
    TOTAL CURRENT LIABILITIES        $  350 $       0 $      0
STOCKHOLDERS' EQUITY:(Note 1)

Common stock, no par value,
authorized 25,000 shares
issued and outstanding at
December 31, 1996-25,000 shares                       $ 2,500
December 31, 1997-25,000 shares             $ 2,500

Common stock,par value,$.0001
authorized 25,000,000 shares
issued and outstanding at
December 31, 1998-6,000,000 shs      $  600

Additional paid in Capital            1,900       0         0
Accumulated loss                     -2,850  -2,500    -2,500

TOTAL STOCKHOLDERS' EQUITY          $  -350 $     0   $     0

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                $     0 $     0   $     0

See accompanying notes to financial statements & audit report

                           HONOR ONE CORPORATION
                 (FORMERLY SIERRA GOLD DEVELOPMENT CORP.)
                       (A Development Stage Company)
                          STATEMENT OF OPERATIONS

                        Year       Year     Year    June 6,1995
                        Ended     Ended    Ended    (inception)
                       Dec. 31,  Dec. 31, Dec. 31, to Dec. 31,
                        1998       1997     1996       1998
INCOME:
    Revenue           $      0 $      0 $      0  $          0

EXPENSES:
    General, Selling
    and Administrative$    350 $      0 $      0  $     2,850
     Total Expenses   $    350 $      0 $      0  $     2,850
Net Profit/Loss(-)    $   -350 $      0 $      0  $    -2,850
Net Profit/Loss(-)
per weighted
share (Note 1)        $    NIL $  .0000 $  .0000  $    -.0005

Weighted average
number of common
shares outstanding   6,000,000 6,000,000 6,000,000  6,000,000

See accompanying notes to financial statements  audit report

                           HONOR ONE CORPORATION
                 (FORMERLY SIERRA GOLD DEVELOPMENT CCRP.)
                       (A Development Stage Company)
               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                    Additional      Accumu
                                 Common Stock        paid-in        lated
                              Shares       Amount    capital       Deficit
Balance,
December 31, 1995              25,000   $ 2,500              0    $  -2,500

Net loss year ended
December 31, 1996                                                         0

Balance,
December 31, 1996              25,000   $ 2,500       $      0    $  -2,500

Net loss year ended
December 31, 1997                                                         0

Balance,
December 31, 1997              25,000   $ 2,500       $      0    $  -2,500

October 21, 1998
changed from no par
value to $.0001                          -2,497         +2,497

October 21, 1998
forward stock split
80:1                        1,975,000     +197            -197

December 18, 1998
forward stock split
3:1                         4,000,000     +400            -400

Net loss year ended
December 31, 1998                                                      -350

Balance,
December 31, 1998           6,000,000 $    600         $ 1,900     $ -2,850

See accompanying notes to financial statements & audit report

                           HONOR ONE CORPORATION
                 (FORMERLY SIERRA GOLD DEVELOPMENT CORP.)
                       (A Development Stage Company)
                          STATEMENT OF CASH FLOWS

                             Year      Year      Year    June 6,1995
                            Ended     Ended     Ended    (inception)
                           Dec. 31,  Dec. 31,  Dec. 31,  to Dec. 31,
                             1998      1997     1996        1998
Cash Flows from
Operating Activities:
    Net Loss                $   -350 $      0 $       0 $     -2,850
    Adjustment to
    reconcile net loss
    to net cash
    provided by operating
    activities                     0        0         0            0
Changes in assets and
liabilities:
    Increase in current
    liabilities:                +350        0         0         +350

Net cash used in
operating activities        $      0 $      0 $       0 $     -2,500

Cash Flows from
investing activities               0        0         0            0
Cash Flows from
Financing Activities:
    Issuance of common
    stock for cash                 0        0         0       +2,500

Net increase(decrease)
in cash                     $      0 $      0 $       0 $          0

Cash
beginning of period                0        0         0            0

Cash,
end of period               $      0 $      0 $       0 $          0

See accompanying notes to financial statements & audit report

                           HONOR ONE CORPORATION
                 (FORMERLY SIERRA GOLD DEVELOPMENT CORP.)
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS
        December 31, 1998, December 31, 1997, and December 31, 1996

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

    The Company was organized June 6, 1995, under the laws of the State of Nevada, as Sierra Gold Development Corp. The company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.
    On June 6, 1995, the company issued 25,000 shares of its no par value common stock for $ 2,500.00 for cash.
    On October 21, 1998, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 25,000 common shares of no par value stock to 25,000,000 common shares of $.0001 par value.
     On October 21, 1998, the Company forward split it's common stock 80:1, thus increasing the number of outstanding common stock shares from 25,000 shares to 2,000,000 shares.
     On October 29, 1998, the Company changed it's name to Honor one
Corporation.
     On December 18, 1998, the Company forward split it's common stock 3:1, thus increasing the number of outstanding common stock shares from 2,000,000 shares to 6,000,000 shares.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1. The Company uses the accrual method of accounting.
     2. Earnings per share is computed using the weighted average number of common shares outstanding.
     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 4 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 5 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                                ALPHATRADE.COM
                        (Formerly Honor One Corporation)
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                     January 15, 1999 and December 31, 1998

                    INDEPENDENT AUDITORS' REPORT


To the Stockholders of
AlphaTrade.com
(Formerly Honor One Corporation)
(A Development Stage Company)
Vancouver, B.C. Canada


We have audited the accompanying balance sheets of AlphaTrade.com (formerly Honor One Corporation) (a development stage company) as of January 15, 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from January 1, 1999 through January 15, 1999.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AlphaTrade.com (formerly Honor One Corporation) (a development stage company) as of January 15, 1999, and the results of its operations and its cash flows for the period from January 1, 1999 through January 15, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to
these matters are also described in Note 3.   The financial statements do not
include any adjustments that might result from the outcome of the uncertainty.



Jones, Jensen & Company
Salt Lake City, Utah
February 8, 1999

                                ALPHATRADE.COM
                       (Formerly Honor One Corporation)
                         (A Development Stage Company)
                                Balance Sheets

                                    ASSETS

                                              January 15,    December 31,
                                                1999            1998
CURRENT ASSETS

Cash                                         $     -         $     -
Prepaid expenses                               3,000               -

  Total Current Assets                         3,000               -

FIXED ASSETS

Office equipment                              10,411               -
Software                                         464               -

  Total Fixed Assets                          10,875               -

OTHER ASSETS

Technology (Note 6)                                -               -

  Total Other Assets                               -               -

  TOTAL ASSETS                               $13,875         $     -

                                ALPHATRADE.COM
                       (Formerly Honor One Corporation)
                         (A Development Stage Company)
                          Balance Sheets (Continued)

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                             January 15,     December 31,
                                               1999            1998
CURRENT LIABILITIES

Cash overdraft                              $       114     $     -
Accounts payable                                 11,687         11,687
Note payable                                     17,271           -

  Total Current Liabilities                      29,072         11,687

  Total Liabilities                              29,072         11,687

STOCKHOLDERS' EQUITY (DEFICIT)

Convertible preferred stock; par
 value $0.001 per share; 10,000,000
 shares authorized, 2,000,000 shares
 issued and outstanding (Note 5)                  2,000           -
Common stock: $0.001 par value,
 100,000,000 shares authorized;
 11,200,000, and 6,100,000 shares
 issued and outstanding, respectively            11,200          6,100
 Additional paid-in capital                   1,091,300         46,400
Common stock subscriptions receivable        (1,000,000)       (50,000)
Accumulated deficit                            (119,697)       (14,187)

Total Stockholders' Equity (Deficit)            (15,197)       (11,687)

TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)                          $     13,875     $      -

                               ALPHATRADE.COM
                       (Formerly Honor One Corporation)
                        (A Development Stage Company)
                            Statements of Operations
                                                                  From
                               From                             Inception on
                             January 1,                           June 6,
                           1999 through    For the Years Ended  1995 Through
                            January 15,       December 31,       January 15,
                              1999           1998         1997        1999

REVENUES                   $     -       $    -     $     -     $     -

EXPENSES                      105,510       11,687        -        119,697

NET INCOME (LOSS)          $ (105,510)   $ (11,687) $     -    $ (119,697))

BASIC LOSS PER SHARE
 OF COMMON STOCK           $    (0.01)   $   (0.00) $  (0.00)

FULLY DILUTED LOSS
 PER SHARE                 $    (0.01)   $   (0.00) $ (0.00)

                             ALPHATRADE.COM
                      (Formerly Honor One Corporation)
                        (A Development Stage Company)
                  Statements of Stockholders' Equity (Deficit)
             From Inception on June 6, 1995 through January 15, 1999

                              Preferred Stock              Common Stock
                            Shares     Amount            Shares     Amount
Balance at inception on
 June 6, 1995                 -       $     -               -     $     -

Issuance of 6,000,000
 shares of common stock
 for cash at $0.0004 per
 share on June 6, 1995        -             -          6,000,000     6,000

Net loss from inception on
 June 6, 1995 through
 December 31, 1995            -             -                -          -

Balance,
 December 31, 1995            -             -          6,000,000     6,000

Net loss for the year ended
 December 31, 1996            -             -                -          -

Balance,
 December 31, 1996            -             -          6,000,000     6,000

Net loss for the year ended
 December 31, 1997            -             -                -          -

Balance,
 December 31, 1997            -       $     -          6,000,000  $  6,000

Stock issued on
 subscription for services
 at $0.50 per share on
 December 28, 1998            -             -            100,000       100

Net loss for the year ended
 December 31, 1998            -             -                -           -

Balance,
 December 31, 1998            -             -          6,100,000     6,100

Stock issued for technology,
 recorded at predecessor
 cost, January 6, 1999
 (Note 6)                     -             -          4,000,000     4,000

Stock issued for services
 at $0.50 per share on
 January 6, 1999              -             -            100,000       100

Stock issued on
 subscription at $1.00 per
 share, January 8, 1999       -             -          1,000,000     1,000

Stock issued to founders
 recorded at $0.001 which
 approximates predecessor
 cost, January 8, 1999      2,000,000    2,000               -        -

Performance on stock
 subscription, January 8
 1999                          -            -                -        -

Net loss for the period
 from January 1, 1999
 through January 15, 1999      -            -                -        -

Balance, January 15, 1999   2,000,000  $  2,000        11,200,000  $ 11,200

                             ALPHATRADE.COM
                      (Formerly Honor One Corporation)
                        (A Development Stage Company)
                  Statements of Stockholders' Equity (Deficit)
             From Inception on June 6, 1995 through January 15, 1999

                        Additional
                          Paid-In        Subscriptions        Accumulated
                          Capital         Receivable             Deficit
Balance at inception on
 June 6, 1995           $     -          $     -          $     -

Issuance of 6,000,000
 shares of common stock
 for cash at $0.0004 per
 share on June 6, 1995      (3,500)            -                -

Net loss from inception on
 June 6, 1995 through
 December 31, 1995             -               -                (2,500)

Balance,
 December 31, 1995          (3,500)            -                (2,500)

Net Loss for the year ended
 December 31, 1996             -               -                 -

Balance,
 December 31, 1996          (3,500)            -                (2,500)

Net loss for the year ended
 December 31, 1997             -               -                 -

Balance,
 December 31, 1997          (3,500)            -                (2,500)

Balance,
 December 31,1997           (3,500)            -                (2,500)

Stock issued on
 subscription for services
 at $0.50 per share on
 December 28,1998           49,900          (50,000)              -

Net loss for the year ended
 December 31, 1998             -                -              (11,687)

Balance,
 December 31, 1998          46,400          (50,000)           (14,187)

Stock issued for technology,
 recorded at predecessor
 cost, January 6, 1999
 (Note 6)                    4,000              -                 -

Stock issued for services
 at $0.50 per share on
 January 6, 1999            49,900              -                 -

Stock issued on
 subscription at $1.00 per
 share, January 8, 1999    999,000       (1,000,000)              -

Stock issued to founders
 recorded at $0.001 which
 approximates predecessor
 cost, January 8, 1999         -            -                    -

Performance on stock
 subscription, January 9
 1999                          -             50,000              -

Net loss for the period
 from January 1, 1999
 through January 15, 1999      -            -                 (105,510)

Balance, January 15, 1999 $1,091,300   $ (1,000,000)          $(119,697)


                              ALPHATRADE.COM
                     (Formerly Honor One Corporation)
                      (A Development Stage Company)
                         Statements of Cash Flows

                                                                     From
                               From                               Inception on
                             January 1,                              June 6,
                           1999 through   For the Years Ended     1995 Through
                            January 15,      December 31,          January 15,
                               1999        1998           1997         1999
CASH FLOWS FROM
 OPERATING ACTIVITIES

Net loss                     $  (105,510) $  (11,687)   $ -        $ (119,697)
Adjustments to reconcile net
loss to net cash provided
(used) by operating activities:
Common stock issued for services  100,000     -           -           100,000
Preferred stock issued for services 2,000     -           -             2,000
Changes in operating assets and
liabilities:
(Increase) decrease in prepaid
 expenses                          (3,000)    -           -           (3,000)
Increase (decrease) in accounts
 payable                           17,385     11,687      -            29,072

Net Cash Provided by
 Operating Activities              10,875     -           -             8,375

CASH FLOWS FROM
 INVESTING ACTIVITIES

     Purchase of fixed assets     (10,875)    -           -           (10,875)

Net Cash Used by
Investing Activities              (10,875)    -           -           (10,875)

CASH FLOWS FROM
 FINANCING ACTIVITIES

  Common stock issued for cash        -       -           -             2,500

     Net Cash Provided by
      Financing Activities            -       -           -             2,500

NET CHANGE IN CASH                    -       -           -              -

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD               -       -           -              -

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                $    -     $ -       $   -          $   -

                                ALPHATRADE.COM
                       (Formerly Honor One Corporation)
                        (A Development Stage Company)
                     Statements of Cash Flows (Continued)


                                                                  From
                               From                            Inception on
                             January 1,                          June 6,
                           1999 through   For the Years Ended  1995 Through
                           January 15,       December 31,       January 15,
                              1999        1998           1997       1999
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW INFORMATION

  Interest paid           $    -         $    -        $    -     $    -
  Income taxes paid       $    -         $    -        $    -     $    -

SCHEDULE OF NON-CASH
 FINANCING ACTIVITIES:

Common stock issued
for services              $  100,000     $    -        $    -     $  100,000
Preferred stock issued
for services              $    2,000     $    -        $    -     $    2,000


                                ALPHATRADE.COM
                        (Formerly Honor One Corporation)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                      January 15, 1999 and December 31, 1998


NOTE 1 -  NATURE OF ORGANIZATION

          This summary of significant accounting policies of AlphaTrade.com is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

          a.  Organization and Business Activities

          AlphaTrade.com was incorporated under the laws of the State of Nevada on June 6, 1995. The Company has been in the development stage since incorporation.

          b.  Depreciation

          The cost of the property and equipment will be depreciated over the estimated useful lives (5 years) of the related assets.
          Depreciation will be computed using the straight-line method when the assets are placed in service.

          c.  Accounting Method

          The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

          d.  Cash and Cash Equivalents

          For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

          e.  Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          f. Basic Loss Per Share
          The computation of basic loss per share of common stock is based on the weighted average number of shares of common stock outstanding during the periods presented. Common stock equivalents have been included in the diluted loss per share calculation.

          g.  Income Taxes

          No provision for income taxes has been accrued because the Company has net operating losses from inception. The net operating loss carry forward of approximately $119,700 at January 15, 1999 expire in 2014. No tax benefit has been reported in the financial statements because the Company is uncertain if the carry forward will expire unused. Accordingly, the potential tax benefits are offset by a valuation account of the same amount.

NOTE 2 -  FIXED ASSETS

          Fixed assets at January 15, 1999 and December 31, 1998 consisted of the following:

                                January 15,     December 31,
                                  1999             1998

   Computer equipment             $   10,411      $        -
   Software                              464               -
   Less accumulated depreciation          -                -

                                  $   10,875      $        -
NOTE 3 -  GOING CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the relation of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The Company intends to complete the development of its technology and to market that technology. It also intends to collect the proceeds of its stock subscription receivable.

NOTE 4 -  NOTE PAYABLE

          The Company owes $17,271 to a private company for funds expended on the Company's behalf. The debt is unsecured, non-interest bearing and due upon demand.

NOTE 5 -  CONVERTIBLE PREFERRED STOCK

          The Company has 2,000,000 outstanding shares of convertible Class A preferred stock with the following features:

             Each preferred share is convertible into five underlying common shares at a conversion price of $0.05 per common share.

             Each holder of Class A preferred shares shall be entitled to five(5) votes (which can be voted prior to conversion) for every preferred share held to vote on any matters brought before the shareholders of the Company.

             The preferred shares are assignable.

             The preferred shares vest immediately to the holder upon issuance and cannot be canceled.

NOTE 6 -   PURCHASE OF TECHNOLOGY

           On January 4, 1999, the Board of Directors issued 4,000,000 shares of unregistered restricted common stock for the purchase of software for development and eventual resale. The acquired software is still in a developmental state and has uncertain net realizable value. The software was recorded at its predecessor cost of $-0-.

NOTE 7 -   STOCK OPTION PLAN

           On January 4, 1999, the Board of Directors voted to approve the 1999 Stock Option Plan. The plan reserves a maximum of 20 percent of the issued and outstanding shares of the Company's common stock for issuance pursuant to stock options and restricted stock awards. Such shares are to be issued at the discretion of the Board of Directors of the Company. As of January 15, 1999, no options had been awarded.

NOTE 8 -   STOCK SUBSCRIPTION RECEIVABLE

           The Company has issued 1,000,000 shares of its common stock pursuant to a subscription. The subscription price is $1.00 per share and the subscription provides that if the shares are not paid for by January 8, 2001, the shares will be canceled. The subscription is unsecured and non-interest bearing. The subscription also includes warrants to purchase an additional 1,000,000 shares of common stock at $1.25 per share. The warrants expire on January 8, 2001.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          Barry L. Friedman, Certified Public Accountant, of Las Vegas, Nevada, audited the financial statements of the Company for the calendar years ended December 31, 1998, 1997 and 1996; these financial statements are filed as a part of this Registration Statement. See Items 13 and 15.

          Jones, Jenson & Company, LLC, Certified Public Accountants, of Salt Lake City, Utah, were engaged on or about January 6, 1999, by the Board of Directors of the Company to prepare the audited financial statements of the Company for the period ended January 15, 1999; and will prepare the financial statements for the calendar year, 1999.

          There were no disagreements between the Company and Mr. Friedman, whether resolved or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved, would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

          The Report of Mr. Friedman did not contain any adverse opinion or disclaimer of opinion, and with the exception of a "going concern" qualification because of the lack of material operations of the Company on the date of the Report, were not qualified or modified as to uncertainty, audit scope or accounting principles.

          During the Registrant's three most recent calendar years, and since then, neither Mr. Friedman nor Jones, Jensen & Company has advised the Company that any of the following exists or is applicable:

          (1) That the internal controls necessary for the Company to develop reliable financial statements do not exist, that information has come to their attention that has lead them to no longer be able to rely on management's representations or that has made them unwilling to be associated with the financial statements prepared by management;

          (2) That the Company needs to expand significantly the scope of its audit, or that information has come to their attention that if further investigated may materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements or any other financial presentation, or cause them to be unwilling to rely on management's representations or be associated with the Company's financial statements for the foregoing reasons or any other reason; or

          (3) That they have advised the Company that information has come to their attention that they have concluded materially impacts the fairness or reliability of either a previously issued audit report or the underlying financial statements for the foregoing reasons or any other reason.

          During the Company's three most recent calendar years and since then, the Company has not consulted Jones Jenson & Company regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements or any other financial presentation whatsoever.

          The Company has provided Mr. Friedman with a copy of the disclosure provided under this caption of this Registration Statement, and has advised him to provide the Company with a letter addressed to the Securities and Exchange Commission as to whether he agrees or disagrees with the disclosures made herein. A copy of its response is attached hereto and is incorporated herein by this reference. See Item 15.

Item 15.  Financial Statements and Exhibits
-------------------------------------------

          (a)
                        Jones Jenson & Company, LLC
                       Index to Financial Statements
                  Report of Certified Public Accountants

 Financial Statements
--------------------

     Audited Financial Statements for the period
     January 15, 1999, and December 31, 1998
     ---------------------------------------

     Independent Auditors' Report

     Balance Sheet

     Statements of Operations

     Statements of Stockholders' Equity

     Statements of Cash Flows

     Notes to the Financial Statements


                             Barry L. Friedman
                       Index to Financial Statements
                  Report of Certified Public Accountants

 Financial Statements
--------------------

     Audited Financial Statements for the years
     ended December 31, 1998, 1997 and 1996
     --------------------------------------

     Independent Auditors' Report

     Balance Sheet

     Statements of Operations

     Statements of Stockholders' Equity

     Statements of Cash Flows

     Notes to the Financial Statements

          (b)  The following exhibits are filed as a part of this Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1            Initial Articles of Incorporation dated June 6, 1995.


3.2            By-laws.

3.3 Certificate of Amendment increasing the authorized capital to 25,000,000 shares of common stock, par value $0.001, and effected an 80 for one forward split of the outstanding common stock
          (10/21/98).

3.4 Certificate of Amendment changing the name of the Company to "Honor One Corporation" (10/29/98).

3.5 Certificate of Amendment effecting a three for one forward split of the outstanding common stock (12/18/98).

3.6 Certificate of Amendment increasing the authorized capital to 100,000,000 shares of common stock, par value $0.001; 10,000,000 shares of preferred stock, par value $0.001; created a series of 2,000,000 shares of Class A Preferred Stock (see the caption "
          Description of Securities," Item 11, for a description of the rights, privileges and preferences of the Class A Preferred
          Stock); and changed its name from "Honor One Corporation" to "Alphatrade.com" (1/5/99).

4.1       Common Stock Purchase Warrant No. 1 of Emerald Marketing Ltd.

4.2       Common Stock Purchase Warrant No. 2 of Montblanc Enterprises
          Limited.

10.1      Asset Purchase Agreement between the Company and
          Unicorn, dated January 6, 1999.

10.2        1999 Stock Incentive Plan.

10.3           Written Compensation Agreement with International Resort
               Properties Corp.

10.4      Promissory Note dated January 8, 1999.

10.5      Promissory Note dated February 18, 1999.

16             Letter of Barry L. Friedman, C.P.A., regarding change
               Certifying Accountant.

27             Financial Data Schedule

99        News Release dated February 16, 1999.


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ALPHATRADE.COM

Date: 3/25/99                                By:/s/ Victor D. Cardenas
                                             ------------------------
                                             Victor D. Cardenas, Director
                                             and President

Date: 3/25/99                                By:/s/ J. Michael Pinkney
                                             ------------------------
                                             J. Michael Pinkney, Director
                                             Secretary/Treasurer

Date: 3/25/99                                By:/s/ Rafael DeNoyo
                                             --------------------------
                                             Rafael DeNoyo, Director